September 14, 2011

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Larry Spirgel, Assistant Director
Celeste M. Murphy, Legal Branch Chief Reid Hooper, Attorney-Adviser Terry French, Accountant Branch Chief Christine Adams, Staff Accountant

Re:	Vocera Communications, Inc. Registration Statement on Form S-1 Filed August 1, 2011 File No. 333-175932

Ladies and Gentlemen:

On behalf of Vocera Communications, Inc. (the “Company”), we are transmitting herewith Amendment No. 1 (the “Amendment No. 1”) to the Company’s Registration Statement on Form S-1 (File No. 333-175932) (the “Registration Statement”). In this letter, we respond to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated August 26, 2011 (the “Staff Letter”). The numbered paragraphs below correspond to the numbered comments in the Staff Letter and the Staff’s comments are presented in bold italics. Except as otherwise specifically indicated, page references herein correspond to the page of Amendment No. 1. In addition to revising the Registration Statement to address the comments raised by the Staff in its letter, the Company revised the Registration Statement to update other disclosures.

We have also enclosed with the copy of this letter that is being transmitted via overnight courier two copies of the Amendment in paper format, marked to show changes from the Registration Statement as initially filed.

General

1.

Please be advised that you should include the price range, size of the offering, and all other required information in an amendment to your Form S-1 prior to any distribution of preliminary prospectuses so that we may complete our review. Note that we may have additional comments once you have provided this disclosure. Therefore, please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

The Staff’s comment is noted. The Company will provide this information so that the Staff has sufficient time to process amendments to the Registration Statement.

2.	Please file all exhibits, including your legal opinion, as soon as possible. We must review these documents before the registration statement is declared effective, and we may have additional comments.

The Company acknowledges the Staff’s comment and will file omitted exhibits so that the Staff has sufficient time to process amendments to the Registration Statement.

3.	Please furnish a statement as to whether or not the amount of compensation to be allowed or paid to the underwriters has been cleared with FINRA. Prior to the effectiveness of this registration statement, please provide us with a copy of the letter informing you that FINRA has no objections.

The amount of compensation to be allowed or paid to the underwriters has not yet been cleared with FINRA. Prior to the effectiveness of the Registration Statement, the Company will provide the Staff with a copy of the letter informing the Company that FINRA has no objections.

Prospectus Summary, page 1

4.	We note references to third party information throughout the prospectus. Please provide us with marked copies of any materials that support third party statements, clearly cross-referencing a statement with the underlying factual support. This includes providing support for statistics and information disclosed pursuant to independent studies and research conducted by you. We note disclosure of certain studies on pages 77 and 78.

In response to the Staff’s comment, the Company is supplementally providing marked copies of materials that support third party statements to the Staff under separate cover.

Prospectus Summary, page 1

Overview, page 1

5.	Please disclose upon what basis you claim to be “a leading provider of mobile communication solutions.” Please revise to identify the approximate market share you hold, or clarify how you define “leading” if not based upon market share. Refer to Item 101(c)(x) of Regulation S-K.

In response to the Staff’s comment, the Company has revised its disclosure to remove “leading” from the prospectus when describing the Company’s market position as a provider of mobile communication solutions.

Summary Consolidated Financial Data, page 9

6.	Revise your discussion beginning on page 11 to indicate that management also uses Adjusted EBITDA in making compensation determinations.

In response to the Staff’s comment, the Company has revised its disclosure as requested. Please see pages 11 and 49.

Risk Factors, page 13

We depend on sales of our Voice Communication solution in the healthcare…, page 13

7.	We note your disclosure on pages 13 and 21 that your Voice Communication solution requires a substantial upfront investment by customers. Please specifically discuss the type of substantial investment your healthcare customers must make when deploying your solution. If known, please provide an estimate of the average monetary investment made by hospitals or healthcare facilities, depending on size, upon deployment of your solution.

In response to the Staff’s comment, the Company has provided additional disclosure as requested. Please see page 14.

Our success depends upon our ability to attract, integrate and retain key personnel…, page 21

8.	Please revise your disclosure to identify the members of your senior management team that you consider to be key to your business.

In response to the Staff’s comment, the Company has revised its disclosure as requested. Please see page 21.

We face potential liability related to the privacy and security of personal information collected through our solutions, page 23

9.	Revise your disclosure to discuss the potential impacts of data breaches on your business and the steps you are taking to identify and mitigate those risks.

In response to the Staff’s comment, the Company has revised its disclosure as requested on page 91, as the Company believes page 91, “Business—Government regulations and standards—HIPAA privacy and security standards,” is the more appropriate location to address the Staff’s comment.

We will incur increased costs as a result of operating as a public company…, page 28

10.	Please quantify the additional costs you expect to incur as a result of being a public company.

In response to the Staff’s comment, the Company has revised its disclosure as requested. Please see page 29.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 50

Results of Operations, page 54

11.	We refer to your discussion of changes in product revenue for the periods presented. On pages 55 and 57 you state that product revenue increased primarily due to sales of your Voice Communication solution to new customers and increased deployments by existing customers. It is unclear from your current disclosure to what extent new and existing customers affected the changes in revenue. Accordingly, please revise your disclosure to clearly explain and quantify each material factor that contributed to the reported changes in revenue and related costs for the periods presented, providing insight into the underlying business drivers or conditions that contributed to the changes. You should also disclose if you believe these trends are indicative of future performance. For further guidance, please refer to Item 303 of Regulation S-K and the Commission’s Interpretive Release on Management’s Discussion and Analysis of Financial Condition and Results of Operation on our website at: http://www.sec.gov/rules/interp/33-8350.htm.

In response to the Staff’s comment, the Company has expanded the discussion of the changes in revenue to provide additional details of the factors contributing to the reported growth and to provide additional commentary on the extent to which the results for the reported period may not be reflective of anticipated future performance. We supplementally advise the Staff that the Company has not endeavored to provide details on the extent to which the changes in revenue were due to sales to “existing” as opposed to “new” customers. This is the case because in managing the business, the Company’s management measures “new” revenue only on a quarterly basis. That is, for its internal reporting, revenue is considered “new” in a given quarter if such revenue is received from a customer from whom the Company has not received revenue in any prior quarter. The Company does not regard as “new” any revenue in a period after the quarter in which the initial revenue is received, and, consequently, does not aggregate the revenue received from that customer over the course of a year, or over any fiscal period longer than a quarter, to report such revenue for annual or other fiscal periods. As such, the Company’s not commenting upon “new” revenue for any of the fiscal years or six month periods reported in the prospectus is consistent with its goal of delivering a view of the business as seen through the eyes of those who manage that business.

The Company notes that the prospectus did contain a statement in the “Summary” and in “Business” regarding the fact that over 85% of revenue in 2010 came from existing customers. To avoid confusion regarding the discussion of revenue from existing customers, and to update this statement through the first six months of 2011, this statement has been revised to read “In each quarter of 2010 and the first two quarters of 2011, over 85% of our revenue came from existing customers …”

Liquidity and Capital Resources, page 61

12.	Your discussion of cash flows from operating, investing and financing activities appears to be a mechanical recitation of your cash flow statement. Revise to provide not only a “discussion,” but an “analysis” of historical information as well as known trends, demands, commitments, events or uncertainties that are reasonably likely to result in your liquidity increasing or decreasing in any material way. Given the significant changes in your cash flows in the past several years, you should also revise your discussion to provide insight into the underlying internal and external business factors driving such changes as seen through the eyes of management. For further guidance, please refer to Item 303 of Regulation S-K as well as section IV of the Commission’s Interpretive Release on Management’s Discussion and Analysis of Financial Condition and Results of Operation in Release No. FR-72.

In response to the Staff’s comment, the Company has revised its disclosure as requested. Please see pages 64 to 65.

Term Loan Facility, page 62

13.	Revise your disclosure to discuss how the remaining $4.0 million borrowed under your term loan facility was used.

In response to the Staff’s comment, the Company has revised its disclosure as requested. Please see page 63.

Stock-based compensation, page 66

14.	Please expand the table on page 67 to include the fair value of your options and total compensation expense at each grant date. We may have additional comments when you disclose the anticipated offering price.

In response to the Staff’s comment, the Company has revised its disclosure as requested to include the fair value of its options and total compensation expense at each grant date in the table on page 69.

15.	Please expand the disclosure on page 70 to describe the primary factors that contributed to the increase in the fair value of common stock to $1.85 per share in July 2011.

In response to the Staff’s comment, the Company has revised its disclosure as requested. Please see page 73.

16.	For each period for which an income statement is presented, please revise to disclose total compensation cost for share-based payment arrangements recognized in the statements of operations.

In response to the Staff’s comment, the Company has revised its disclosure as requested. Please see page 73.

17.	As of the latest balance sheet date presented, please disclose the total compensation cost related to non-vested awards not yet recognized and the weighted-average period over which the total compensation cost related to non-vested awards not yet recognized is expected to be recognized.

In response to the Staff’s comment, the Company has revised its disclosure as requested. Please see page 73.

Business, page 74

Our Strengths, page 78

18.	In relation to the deployment of your solutions in new hospitals, please describe more specifically how entire workflows and care processes have been designed around the use of your solutions.

In response to the Staff’s comment, the Company has revised its disclosure as requested. Please see page 81.

Our Strategy, page 79

19.	Describe how you have structured and incentivized your sales organization to focus on sales to new customer sites, specifically within large health systems. Specify whether prospective sales of your solutions will primarily focus on larger hospitals and healthcare facilities.

In response to the Staff’s comment, the Company has revised its disclosure as requested on pages 82 and 86, as the Company believes page 86, “Business—Sales and marketing—Sales,” is the appropriate location to address the first part of the Staff’s comment.

Marketing, page 83

20.	Discuss the significance, other than being able to participate in customer events sponsored by AHA Solutions, of receiving an exclusive endorsement of AHA Solutions, a subsidiary of the American Hospital Association.

In response to the Staff’s comment, the Company has revised its disclosure as requested. Please see page 87.

Intellectual Property, page 85

21.	Please disclose in what international jurisdictions you have been granted patents and where you have pending patent applications.

In response to the Staff’s comment, the Company has revised its disclosure as requested. Please see page 88.

Government regulations and standards, page 87

Electrical standards and FCC regulations, page 88

22.	Your disclosure is vague in this section. Revise to discuss specific existing regulations issued by the FCC that affect your operations. Please also discuss the comparable standards and regulations applicable to you outside the United States.

In response to the Staff’s comment, the Company has revised its disclosure as requested. Please see page 91.

Executive Compensation, page 99

Cash compensation element, page 101

23.	Revise your disclosure in the final sentence on page 102 to reflect your acquisitions completed September through December 2010, rather than September through December 2011.

In response to the Staff’s comment, the Company has revised its disclosure as requested. Please see page 106.

24.	Please revise your disclosure to describe the specific individual performance goals for each named executive officer that are taken into account when determining your annual cash incentive compensation awards. Also, disclose the extent to which each of the individual performance goals were met. We note disclosure on page 103 that each named executive officer achieved between 75% and 100% of their individual performance goals. Refer to Item 402(b)(2)(vii) of Regulation S-K.

In response to the Staff’s comment, the Company has revised its disclosure as requested. Please see page 106.

25.	In addition, please disclose, for each named executive officer, the target and maximum payouts related to each of your company-wide performance measures of bookings and adjusted EBITDA. We note the target bonus attributable to each measure accounts for 40% of an executive’s target bonus.

In response to the Staff’s comment, the Company has revised its disclosure as requested. Please see page 106.

2010 Summary compensation table, page 106

26.	We note your disclosure in footnote four that the amount included in the Non-equity incentive plan compensation column for Mr. Flury also includes sales commission compensation paid for bookings made by Mr. Flury in 2010. Revise to provide the specific bonus amount paid to Mr. Flury pursuant to the sales commission award. Please also revise your disclosure to discuss the specific target of bookings that must be met in order for Mr. Flury to receive an additional approximately 50% of his salary.

In response to the Staff’s comment, the Company has revised its disclosure as requested. Please see pages 105 to 106 and 109 to 110.

Certain relationships and related person transactions, page 119

Other transactions, page 120

27.	Please file a copy of the Put and Call Agreement as an exhibit to your registration statement.

The Company respectfully submits that the Put and Call Agreement is not a material agreement as defined in Item 601(b)(10) of Regulation S-K and is therefore not required to be filed as an exhibit to the registration statement. The Put and Call Agreement sets forth the put and call rights between, and obligations of, certain stockholders as disclosed on page 122. The Company is not obligated to issue any securities or repurchase any securities under the agreement and the Company’s obligations thereunder are minimal and ministerial in nature, including a waiver of the Company’s right of first refusal in the event the stockholders elect to purchase their pro rata share of certain of Dr. Shostak’s securities and providing a calculation of the option price thereunder in accordance with pre-determined formulas. In addition, the parties to the Put and Call Agreement must exercise their rights thereunder no later than 24 hours after the closing of the initial public offering, and if any of such rights are not exercised by such time, the agreement will automatically terminate. Accordingly, the Company believes that the agreement is not material and is not required to be filed as an exhibit to the Registration Statement under Item 601(b)(10) of Regulation S-K.

Lock-up agreements, page 130

28.	Please file copies of any lockup agreements as exhibits to the registration statement.

The Company will file the form of lockup agreement as an exhibit to the Underwriting Agreement.

Revenue Recognition, page F-13

29.	We note from your disclosure on page 52, that product revenue is generally recognized upon shipment of hardware. In this regard, please expand your revenue recognition policy to describe those factors that support your conclusion that revenue recognition is appropriate upon shipment.

In response to the Staff’s comment, the Company has revised its disclosure as requested. Please see page F-13.

30.	Please expand your revenue recognition accounting policy to disclose the following information as it relates to your multiple element arrangements. Specifically discuss any related unspecified software upgrades, maintenance and support contracts you provide to your customers. Disclose all of the following information by similar type of arrangement:

a.	all of the significant deliverables within your arrangements;

b.	the general timing of delivery or performance of service for the deliverables within your multiple element arrangements;

c.	performance-, cancellation-, termination-, and refund-type provisions;

d.	whether the significant deliverables in your arrangements qualify as separate units of accounting, and the reasons that they do not qualify as separate units of accounting, if applicable;

e.	the general timing of revenue recognition for significant units of accounting; and separately, the effect of changes in either the selling price or the method or assumptions used to determine selling price for a specific unit of accounting if either one of those changes has a significant effect on the allocation of arrangement consideration. Please refer to the guidance in ASC 605-25-50-2.

In response to the Staff’s comment, the Company has revised its disclosure as requested. Please see pages F-13 to F-15.

Acquisitions, page F-21

31.	We refer to your acquisition of the OptiVox product line in October of 2010 in exchange for $3.8 million in cash and the right to purchase 1.7 million shares of your common stock. Please tell us how you considered this right in accounting for the purchase of OptiVox and revise to disclose the significant terms of the right agreement.

In response to the Staff’s comment, the Company has revised its disclosure as requested. Please see page F-21.

32.	We refer to your acquisition of Wallace Wireless, Inc. in December of 2010 in exchange for $2.1 million in cash and the right to purchase 675,676 shares of your common stock. Please tell us how you considered this right in accounting for the purchase of Wallace Wireless, Inc. and revise to disclose the significant terms of the rights agreement.

In response to the Staff’s comment, the Company has revised its disclosure as requested. Please see page F-22.

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Please direct your questions or comments regarding this letter or Amendment No. 1 to the undersigned by telephone to (650) 335-7657 or by facsimile to (650) 938-5200. In his absence, please direct your questions or comments to Montu Bashambu at (650) 335-7670. Thank you for your assistance.

Very truly yours,

/s/ DANIEL J. WINNIKE

Daniel J. Winnike

cc:	Robert Zollars Jay Spitzen, Esq. Vocera Communications, Inc.

Matthew Hemington, Esq. John McKenna, Esq. Cooley LLP

Gordon Davidson, Esq. Montu Bashambu, Esq. Fenwick & West LLP